CytoMed Therapeutics Pte. Ltd.

1 Commonwealth Lane

#08-22

Singapore 149544

+65 6250 7738

VIA EDGAR

November 18, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Tracie Mariner

Re:	CytoMed Therapeutics Pte. Ltd.
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted September 30, 2022
CIK No. 0001873093

Dear Ms. Mariner:

CytoMed Therapeutics Pte. Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 19, 2022, regarding Amendment No. 3 to Draft Registration Statement on Form F-1 submitted to the Commission on September 30, 2022. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response. Concurrently with the transmission of this letter, we are publicly filing with the Commission the Company’s Registration Statement on Form F-1 (the “Registration Statement”), which reflects our responses to the Staff’s comments and other updates.

Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted September 30, 2022

Business

Overview, page 89

1.	We note the revisions in timing to your product candidate pipeline. Revise the associated disclosure to clarify your plans with respect to the revised timetables.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 21, 89, 95, 96, 107, 112 and 122 of its Registration Statement.

We thank you for your review of the foregoing. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Chee Kong CHOO
Chee Kong CHOO
Director and Chairman

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP